February 12, 2009

Jeffrey P. Berg
jberg@bakerlaw.com

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Russell Mancuso, Legal Branch Chief

Re:       Searchlight Minerals Corp.
Registration Statement on Form S-1/A
(File No. 333-132929)
Dear Mr. Mancuso:

On behalf of Searchlight Minerals Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated January 23, 2008 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (File No. 333-132929) which was filed on December 23, 2008.  The Company also has responded to the Comment Letter by the filing of the Pre-Effective Amendment No. 6 to the Registration Statement on Form S-1/A (the “Amended Registration Statement”) with the Commission.  The Amended Registration Statement has been filed electronically pursuant to EDGAR, and we will provide you with an additional copy, marked to show all changes.

The following responses correspond to the numbered paragraphs in your Comment Letter.  The responses and undertakings contained in this letter are the positions of the Company.  For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

Form S-l Amendment

Fee Table

1.
Fees calculated based on rule 457(c) should use prices relative to the date that you first included the shares offered for resale in the registration statement.  We assume that the date would be after the date of the private placements mentioned on page 18 and that there will be no offset for previously paid amounts given the last sentence of Rule 457(a).  Also note that your reliance on rule 457(g) is inappropriate because you are not registering the warrants or the exercise of the warrants.  See comment 5 in our letter to you dated May 24, 2006.

In response to your comments, the Company has revised and updated the fee table on the cover page to the Registration Statement in accordance with your comments.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

2.	Please revise footnote 1 to reflect the scope of the language in Rule 416.

In response to your comments, the Company has revised and updated Footnote 1 to the fee table on the cover page to the Registration Statement in accordance with your comments.

Our Company, page 1

3.
We note your disclosure on page 68.  Please briefly highlight in your summary that several of your attempts to obtain required government approvals since the “Immediate Suspension” have not been successful.

In response to your comments, the Company has revised and updated the disclosure at page 1 under the section entitled “Summary – Our Company” to include the requested discussion regarding the suspension order issued by the US Bureau of Land Management.

Risk Factors, page 4

4.	Please expand your response to prior comment 85 to analyze the materiality of any liability that might result if the Commission or a private plaintiff were to disagree with your conclusions.

The Company does not believe that there is a basis to support a claim that the January 3, 2008 press release constituted or had the effect of constituting a general solicitation or general advertisement in the manner proscribed by Rule 502(c).

The Commission has stressed that if the content of the issuer’s communication indicates that the communication is designed to procure orders for a security, arouse interest in a security, or condition the public mind, then the communication is an offer to sell securities. See Thoroughbred Racing Stable, SEC No-Action Letter (Jan. 6, 1976); see, also, Gerald F. Gerstenfeld, SEC No-Action Letter (Dec. 3, 1985) (if “the primary purpose of the advertisement is to sell securities and to condition the market for future sales, the advertisement would constitute an offer”).

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

Moreover, in cases where press releases have been found to constitute an offer to sell securities, courts have focused on whether the press release was designed to procure or solicit orders in the issuer’s securities and whether the press release did in fact have such an effect.  See, e.g. S.E.C. v. Arvida Corp., 169 F. Supp. 211 (S.D.N.Y. 1958) (finding a violation of section 5 of the Securities Act where a press release announcing a forthcoming public offering, in conjunction with a verbal question and answer session between the representative and the press, resulted in buying interest on the part of brokers, dealers, and the investing public to the extent of at least $500,000, with inquiries from 120 firms who wanted to be additional underwriters and 25 firms that wanted to be selling group members); Chris-Craft Industries, Inc. v. Bangor Punta Corp., 426 F.2d 569 (2nd Cir. 1970) (finding that a press release announcing the terms of an exchange offer to the shareholders of a target corporation, which assigned a value to the shareholders’ shares in the target, was designed to make the exchange offer “attractive” to those shareholders and was an offer to sell securities).

Here, the primary purpose of the press release was to disclose that the Company was conducting certain financing activities.  The press release was never intended to be an offer to sell securities to the investing public or an attempt to condition the market for the Company’s securities.  Nor does the Company believe that the press release had such an effect.

Although the press release mentioned the basic terms of the private placements, it did not invite members of the general investing public to contact the Company or its placement agents (whose identities and contact information were not included) and contained no language designed to procure or solicit orders for the Company’s securities.  Unlike Arvida, members of the general investing public were not the intended offerees of the private placements and no public interest was aroused as a result of the press release.  Indeed, as noted in the Company’s response to prior comment 85, neither the Company nor its placement agents were contacted by any prospective new investors who purported to have learned about the private placements through the press release.

Further, as noted in the Company’s response to prior comment 85, the Company targeted the private placements to a limited number of accredited investors and non-US persons prior to the issuance of the press release.  All of these persons either had a prior substantive relationship with the Company, had already invested in the Company’s securities or had been introduced to the Company by its placement agents.  They were approached separately and apart from the press release and the press release was not used to announce the private placements to them.  Unlike Chris-Craft, the press release did not contain any information these persons would not have already been made aware of and was not designed to make the private placements “attractive” to the ultimate purchasers or members of the investing public.

Based on the foregoing, the Company does not believe that there is a basis to support a claim that the January 3, 2008 press release constituted or had the effect of constituting a general solicitation or general advertisement in the manner proscribed by Rule 502(c).  Thus, the Company believes that there would be no material liability as a result of a disagreement by the Commission or a private plaintiff with the Company’s conclusions.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

Our Rights under the Searchlight Claims may be limited, page 7

5.	Regarding your response to prior comment 3:

•
The point of your second paragraph remains unclear.  What size limitations are relevant to you?  What eight locators are relevant to you?  Was there a required discovery before the claim was conveyed to you?

•	Refer to the last sentence of the third paragraph. With a view toward clarified disclosure, please tell us the statutory requirements at issue and how you failed to comply with them.
•	Please clarify how 20-acre claims are “more secure.”
•	Disclose the date of the 160-acre claims.

In response to your comments, the Company has revised and updated the disclosure at pages 8 - 9 in the risk factor with respect to the issues raised in the comment regarding the Searchlight Claims.

6.
From your response to prior comment 4, it appears that you are using the term, mineral, in the third paragraph to refer to two different things: (1) precious metals, and (2) material separated from host rock that might include precious metals.  If so, please revise for clarity.

In response to your comments, the Company has revised and updated the disclosure at page 8 in the risk factor to clarify the discussion regarding the use of the terms “metal” and “mineral” in the discussion.

7.
Please balance your disclosure that “the Searchlight Project has not been designated as an environmental concern area” with your disclosure on page 70 of an adverse outcome because of “the proximity of the project area to a nearby Area of Critical Environmental concern.”

In response to your comments, the Company has revised and updated the disclosure at page 9 in the risk factor to include a more detailed discussion regarding the proximity of the project area to a nearby Area of Critical Environmental Concern.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

We currently do not have….page 11

8.
Refer to prior comment 5 and your response.  It is unclear where you responded to the request regarding typical timing of Bureau of Land Management action on applications.  We reissue that portion of the comment.  For example, is there a statutory period in which the action must take place?  Is the length of time it is taking you to complete the process unusual?

In response to your comments, the Company has revised and updated the disclosure at pages 9 - 10 in the risk factor to include a more detailed discussion regarding the timing of BLM actions on applications.

Affiliates of our management and principal stockholders, page 12

9.	Refer to prior comment 7 and your response. Please review to identify by name the affiliates of Messrs. McDougal and Matheson referred to as “another publicly traded…company.”

In response to your comments, the Company has revised and updated the disclosure at page 13 in the risk factor to include a clarification of the names of the affiliated publicly traded companies.

10.	We note your statement in the third sentence that you are obligated to pay a royalty to Nanominerals’ affiliates. Please tell us where you disclose this obligation.

In response to your comments, the Company has revised and updated the disclosure at page 13 in the risk factor to include a clarification of the royalty arrangement with Nanominerals.  The reference to an ‘affiliate” of Nanominerals was inadvertent and has been deleted.

We identified material weaknesses, page 14

11.	Please clarify what you mean by “Section 404.”

In response to your comments, the Company has revised and updated the disclosure at page 15 in the risk factor to include a clarification of the reference to Section 404 of the Sarbanes-Oxley Act of 2002.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

Selling Stockholders, page 17

12.	We note your response to prior comment 11. Please tell us which exhibit represents the private placements and registration rights involving the selling stockholders.

In response to your comments, the Company has filed as Exhibits 4.8-4.10 the relevant subscription agreements relating to the private placements and registration rights involving the selling stockholders.

13.
Given that Section 5 of the Securities Act generally requires that an unregistered offering be complete before the related shares are registered for resale, it is generally inconsistent with Section 5 to renegotiate the terms of an unregistered transaction while the registration statement is pending.  Please provide us your analysis of how the modifications mentioned in your Form 8-K filed January 5, 2009 were consistent with Section 5.  Cite all authority on which you rely.

Section 5 of the Securities Act generally provides that an unregistered offering must be complete before the related shares are registered for resale.

The staff has permitted registration where the issuer has completed its private placement of the securities to be registered (or its private placement of securities that will be converted into the securities to be registered) and the investor has assumed the market risk of ownership of the securities to be registered at the time of the filing of the resale registration statement.  See Manual of Publicly Available Telephone Interpretations, Securities Act Sections, Nos. 3S(a) and 3S(b) (March 1999 Supplement).  For these criteria to be satisfied, the staff has advised, (i) the investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date, and (ii) there can be no conditions to the issuance of the securities that are within the investor’s control, or that the investor can cause not to be satisfied.

Pursuant to various registration rights agreements with the selling stockholders (the “Selling Stockholders”), the Company has agreed to file with the Commission a registration statement pursuant to the Securities Act covering the resale of the Company’s registrable securities owned by such Selling Stockholders that are subject to the registration rights agreements.  All of the warrants beneficially owned by the Selling Stockholders, into which the shares underlying the warrants (the “Underlying Shares”) are being offered for resale by the Selling Stockholders, were acquired in connection with the private placement transactions which closed on February 23, 2007 and March 22, 2007 as described in the Registration Statement at page 19 (the “Private Placements”).  In connection with the Private Placements, the Company issued, in pertinent part, warrants (collectively the “Private Placement Warrants”) to purchase up to 3,839,262 shares of common stock, including 3,660,917 Private Placement Warrants issued to investors (the “Investor Warrants”), and 178,345 Private Placement Warrants issued to participating brokers (the “Broker Warrants”).  The Registration Statement (No. 333-132929) was amended on June 15, 2007 to cover 3,115,978 of the Underlying Shares of common stock related to  the Private Placement Warrants.  The Private Placement Warrants had an exercise price of $4.50 per share and were set to expire at various times between February 23, 2009 and March 21, 2009.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

Completion of Section 4(2)-exempt sale of securities

The securities sold pursuant to the Private Placements, which closed on February 23, 2007, were issued to accredited investors resident in the United States in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 as amended (the “Securities Act”) and in accordance with the terms of Regulation D promulgated thereunder, and to non-US investors in accordance with the terms of Regulation S of the Securities Act.

The securities sold pursuant to the Private Placement which closed on March 22, 2007 were issued to non-U.S. investors in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act and in accordance with the terms of Regulation S promulgated thereunder.

As described above, the Private Placements were completed prior to the filing of the Company’s registration statement on Form S-1 with respect to the Underlying Shares.

The Selling Stockholders were at market risk

The Selling Stockholders made their investment decision and assumed the market risk with respect to the Private Placement Warrants at the time of the closing of the transaction, in advance of the filling of the Company’s proposed registration statement with respect to the registration of the Underlying Shares.  Therefore, the Selling Stockholders were at market risk at the time the Company filed the resale registration statement covering the Underlying Shares.

The Selling Stockholders were irrevocably bound

Telephone Interpretation 3S provides that the investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio.  The Private Placement Warrants were issued to the Selling Stockholders pursuant to Private Placements in February and March 2007 pursuant to subscription agreements between the Company and the Selling Stockholders.  These contracts were binding on the parties at the time the Company filed the resale registration statement and could not be revoked or rescinded unilaterally by either party.  The Private Placement Warrants are currently issued, outstanding and vested, and therefore the Private Placements have been completed.  In addition, the number of shares of common stock issuable on the exercise of the Private Placement Warrants was set at 3,839,262 shares (subject only to customary anti-dilution adjustments), at the agreed upon price of $4.50 per share.  Accordingly, at the time of the filing of the Registration Statement, the investors were irrevocably bound to acquire and the Company was irrevocably bound to deliver the Underlying Shares, at the stated exercise price, on the date of exercise of the Private Placement Warrants by the investors.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

There were no conditions to issuance that were within the Selling Stockholders’ control

At the time of the filing of the Registration Statement, there were no conditions to the issuance of the Securities in the Private Placements, including the Private Placement Warrants, that were within the Selling Stockholders’ control or that a Selling Stockholder could cause not to be satisfied.

The amendments

On December 29, 2008, the Board of Directors of the Company unilaterally authorized the revision of the terms of the Private Placement Warrants.  The following material amendments to the Private Placement Warrants were adopted by the Company’s Board of Directors, without any negotiation with the investors:

•	the expiration date of the Private Placement Warrants has been extended from an expiration date of March 21, 2009 to March 1, 2010;

•	the exercise price of the Private Placement Warrants has been decreased from $4.50 to $2.40 per share;

•	the call provision in the Investor Warrants is now included in the Broker Warrants; and

•
the call provision in the Private Placement Warrants has been amended so that all of such Private Placement Warrants are callable for cancellation by the Company if the volume weighted average price of the common stock exceeds $4.40 per share for 20 consecutive trading days and there is an effective registration statement registering the shares of common stock underlying the Private Placement Warrants at the time of the call of the Private Placement Warrants.

The amendments made to the Private Placement Warrants do not jeopardize the availability of the Rule 506 safe harbor of the Section 4(2) exemption because the Selling Stockholders’ investment decision regarding the Private Placement Warrants was completed upon the closing of the transactions contemplated by the subscription agreements in February and March 2007.  Beginning on such closing dates, and at the time that the Company filed its registration statement, the Selling Stockholders were irrevocably bound under the terms of the Private Placement Warrants to acquire a set number of Underlying Shares at a set exercise price in the event they elect to exercise their Private Placement Warrants.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

The amendments were unilaterally made by the Board of Directors, who believed that it was in the best interests of the Company to extend the maturity date of the warrants and re-price the warrants accordingly.  There was no negotiation (or renegotiation) with the Selling Stockholders regarding the amendments, and the Selling Stockholders were already irrevocably bound to the terms of the Private Placement Warrants.  The Selling Stockholders made no investment decision with respect to the change in the terms of the Private Placement Warrants.

Conclusion

In short, the Company completed the three Section 4(2) exempt private placements of its securities, including the Private Placement Warrants, before filing its Registration Statement with respect to the registration of the Underlying Shares, and therefore, it consummated a valid and completed PIPE transaction as set forth in Interpretation 3S.  For the reasons set forth above, the Company’s unilateral decision to extend the maturity date of the warrants and reduce the exercise price does not change that result.

14.	Please identify the individuals with the power to vote the shares held in the name of the entities disclosed in this section.

In response to your comments, the Company has revised and updated the disclosure in the footnotes at pages 22 - 24 in the section entitled “Selling Stockholders” to identify the individuals with the power to vote the shares held in the name of the entities disclosed in this section.

Plan of Distribution, page 22

15.
Refer to the last paragraph of this section.  We note your disclosure in the footnotes to the Selling Stockholders’ table that several selling stockholders received commissions from you.  Please tell us why those selling stockholders are not broker-dealers.  Also, please tell us when S&P Investors registered as a broker-dealer.

The Company has previously identified D&D Securities Company and S&P Investors, Inc. as broker-dealers at page 25 in the section entitled “Plan of Distribution.”  Zuri Invest Limited acted as our agent and received commissions with respect to our February 23, 2007 private placement under Regulation S.  We understand that Zuri Invest Limited is based in Switzerland and is not registered as a broker-dealer in the United States.  We are attaching information from the FINRA and SEC (EDGAR) websites regarding S&P Investors, Inc.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

16.	Please provide us your analysis of whether Regulation S-K Item 305 disclosure is required in your document.

In response to your comments, the Company has included a new section, at page 48, entitled “Quantitative and Qualitative Disclosure About Market Risk.”

17.
Please revise your disclosures in MD&A to discuss the potential impact to your financial statements from unsuccessful efforts of the development of the Clarkdale Slag Project and the exploration of the Searchlight Gold Project.  Your disclosure should also address the possible impact if you are not able to obtain approval from the United States Bureau of Land Management related to the Searchlight Gold Project.  For example, please clarify if the unsuccessful efforts could result in a significant impairment of the assets in your financial statements.

In response to your comments, the Company has revised and updated the disclosure at page 30 in the section entitled “Executive Overview-Clarkdale Slag Project” and at page 32 in the section entitled “Executive Overview-Searchlight Gold Project” relating to potential impairment of assets of the Clarkdale Slag Project and the Searchlight Gold Project on our financial statements.

Executive Overview, page 27

Clarkdale Slag Project, page 27

18.
We note your discussion of certain milestones that are expected to be completed during the fourth quarter of 2008 and the estimated cost of the full-production facility (including a multiple number of modules) to be approximately $70,000,000.  Please update the status of your milestones in your next amendment and clarify over what periods you will need the $70,000,000 and your expected funding sources.

In response to your comments, the Company has revised and updated the disclosure at pages 29 - 30 in the section entitled “Executive Overview-Clarkdale Slag Project” and at page 56 in the section entitled “Business-Clarkdale Slag Project” relating to the estimated cost of a full production facility.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

Anticipated Cash Requirements, page 30

19.
The first paragraph of this section disclosed that your cash requirements for the next twelve months will be $9.2 million.  The table in this section indicates that your cash requirements over the next twelve months will be $15.2 million.  Please reconcile.

In response to your comments, the Company has revised and updated the disclosure regarding cash requirements over the next 12 months at page 33 in the section entitled “Anticipated Cash Requirements,” page 57 of the section entitled “Clarkdale Slag Project-Estimate of Project Expenditures” and at page 71 of the section entitled “Searchlight Gold Project- Estimate of Project Expenditures.”

Results of Operations, page 35

20.
Please revise your discussion of operating expenses to fully address the principal reasons for changes in expense components incurred within each line item.  For example, what caused the increased expenses for the Clarkdale project in the most recent period?  Is the rate of increase changing?

In response to your comments, the Company has revised and updated the disclosure regarding operating expenses at pages 39 and 41 - 42 in the section entitled “Results of Operations.”

21.	Please describe in greater detail the “technical assistance and financing related activities” provide by Nanominerals.

In response to your comments, the Company has revised and updated the disclosure regarding operating expenses at pages 39 and 42 in the section entitled “Results of Operations.”

Liquidity and Capital Resources, page 40

22.
With a view toward clarified disclosure, please expand your response to prior comment 15 to tell us whether you are party to any agreement to pay damages for failure to register securities for sale, regardless of whether the agreement relates to the resale transactions registered on this registration statement.  Also tell us which exhibit documents these obligations.

In response to your comments, the Company has revised and updated the disclosure at page 45 in the section entitled “Liquidity and Capital Resources” to reflect that there are no such existing agreements.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

23.	Please tell us when you plan to file registration statements addressing each of the registration obligations mentioned in this section.

The Company intends to file a registration statement covering such securities at some time after the Company has completed the comment process with respect to the current registration statement.

Corporate History, page 46

24.	Please describe the transactions that occurred in February 2005 that completed your reorganization from a biotechnology research and development company. Did you sell assets?

In response to your comments, the Company has revised and updated the disclosure at page 50 in the section entitled “Corporate History” regarding the prior discontinued operations of the Company  (and the treatment of the related assets) following a change of the Company’s business plan in 2005.

Acquisition of Searchlight Gold Project Claims, page 47

25.	Please clarify how the transaction involved the $87,134 cash payment mentioned on page 43.

In response to your comments, the Company has revised and updated the disclosure at page 51 in the section entitled “Business-Acquisition of Searchlight Gold Project Claims” relating to the $87,134 cash payment.

Acquisition of Clarkdale Slag Project, page 48

26.
With respect to the contingent payments referred to at the bottom of page 49, please explain the contingencies and the term “Bank Feasibility Study.”  Also, explain how and when the payment of $3.5 million “from cash flow” will be determined.

In response to your comments, the Company has revised and updated the disclosure at page 54 in the section entitled “Business-Acquisition of Clarkdale Slag Project-Reorganization with Transylvania International, Inc.” with respect to the provision of the related agreement which concerns the payment of the $3.5 million from net cash flow, the related contingencies and a clarification of the term “bankable feasibility study.”

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

27.
Regarding your response to prior comment 19, it continues to appear that you are obligated to pay Verde River Iron Company a 2.5% royalty beginning in the year that you complete the feasibility study but, from the first year you owe the royalty until 2017, the annual royalty payment must be at least $500,000.  If so, it is unclear why you can not say this clearly without reliance on a legalistic presentation and multiple defined terms.  Please revise or advise.

In response to your comments, the Company has revised the description of the royalty obligation at page 54 in the section entitled “Acquisition of Clarkdale Slag Project.”  With respect to your comment, the 2.5% royalty is payable based on any and all proceeds of production from the Clarkdale Slag Project, and not necessarily on the year in which the feasibility study is completed.  The minimum annual royalty of $500,000, is just that, a minimum annual royalty.  The minimum royalty remains payable until the first to occur of: (1) the end of the first calendar year in which the minimum royalty equals or exceeds $500,000; or (2) February 15, 2017.  If the 2.5% royalty is payable in any calendar year in which the minimum royalty remains payable, the combined minimum royalty and percentage royalty will not exceed $500,000

28.	Briefly explain how the 5% royalty payable to Nanominerals under the joint venture agreement has now been reduced to 2.5%. Also, tell us which exhibit documents the 2.5% obligation.

In response to your comments, the Company has revised and updated the disclosure at page 52 in the section entitled “Business-Acquisition of Clarkdale Slag Project-Assignment Agreement with Nanominerals Inc.” with respect to the 2.5% obligation.  Essentially, when the Company obtained the 50% interest in the Joint Venture Agreement from Verde River, the obligation was reduced from a 5% interest in a 50% interest to a 2.5% interest in a 100% interest.

29.	Please tell us when Nanominerals disclosed the transactions mentioned in this section per Section 16 of the Exchange Act.

It does not appear that all of the transactions described in the Registration Statement have been disclosed in full compliance with Section 16.  We have advised Dr. Charles Ager, who controls the day to day operations of Nanominerals, of your comment and we are advised that Nanominerals will review its Section 16 filings and make any filings which it deems necessary to be compliant with Section 16.  Although Carl Ager and Ian McNeil, who are officers and directors of the Company, have a stock ownership in Nanominerals, they do not have any participation in the day to day operations of Nanominerals, including the decisions with respect to the filing of the Section 16 reports.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

Clarkdale Slag Project, page 50

30.
We note your disclosure in response to your comment 20; however, it remains unclear why you believe you that can pursue the project economically when prior owners did not.  Did the technology you cite not exist at the time the prior owners held the property?  What did your tests demonstrate that leads you to believe that you able to “pursue the project economically” when the prior owners did not?

In response to your comments, the Company has revised and updated the disclosure at pages 54 - 55 in the section entitled “Business-Acquisition of Clarkdale Slag Project-Background and Plan of Operation” with respect to why the Company believes that it can pursue the project economically when the prior owners did not.

31.
In an appropriate section of your document, please quantify the extent of the delays you have experienced, including the delays that you mention at the bottom of page 51.  Likewise, quantify the extent of changes from previously expected costs of your projects.  Your revised disclosures should permit investors to evaluate the accuracy of your timing and cost expectations.

In response to your comments, the Company has revised and updated the disclosure at page 56 in the section entitled “Business-Acquisition of Clarkdale Slag Project-Background and Plan of Operation” with respect to delays on the project and the extent of changes from previously expected costs of the project.

Proposed Production Module, page 59

32.	If material, describe the recovery efficiency of the resin column extraction method for each target metal.

In response to your comments, the Company has revised and updated the disclosure at page 65 in the section entitled “Clarkdale Slag Project-Proposed Production Module” with respect to recovery efficiency for resin extraction.

Permitting, page 68

33.	Please update your disclosure throughout your document. For example, we note the reference to August 31, 2008 in the last sentence of this section.

In response to your comments, the Company has revised and updated the disclosure at page 76 in the section entitled “Searchlight Gold Project-Permitting” with respect to the company’s being current on its maintenance fees with the BLM.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

Management, page 73,

34.	Please revise the description for Mr. Oring to disclose or clarify his experience over the last five years.

In response to your comments, the Company has revised and updated the disclosure at page 80 in the section entitled “Management” to clarify Mr. Oring’s experience within the past five years.

35.	Given your disclosure regarding the role of Dr. Charles A. Ager on page 86, please tell us why you do not provide the information described in Regulation S-K Item 401(c) regarding Dr. Ager.

Item 401(c) of Regulation S-K provides that “(s)uch disclosure need not be made if the registrant was subject to Section 13(a) or 15(d) of the Exchange Act… immediately prior to the filing of the registration statement…to which this item is applicable.”  The Company submits that it was subject to Section 15(d) of the Exchange Act immediately prior to the filing of the Registration Statement, and as such that Regulation S-K Item 401(c) disclosure with respect to Dr. Ager is not required under that Item.

Executive Compensation, page 79

36.	Please update your disclosure to include information for your last completed fiscal year: the year ended December 31, 2008.

In response to your comments, the Company has revised and updated the disclosure at pages 89 - 91 in the section entitled “Executive Compensation-Compensation Discussion and Analysis” to include executive compensation for the year ended December 31, 2008.

37.	Please provide the quantitative disclosures required by Instruction 1 to Regulations S-K Item 402(j).

In response to your comments, the Company has included a new disclosure at page 90 in the section entitled “Executive Compensation-Potential Payments upon Termination of Employment or a Change of Control.”

Summary Compensation Table, page 79

38.	We reissue prior comment 25. For example, the bonus payments mentioned in the table do not match the dates of the payments mentioned on page 82.

In response to your comments, the Company has revised and updated the disclosure at page 89 in the section entitled “Executive Compensation-Compensation Discussion and Analysis-Other Benefits” with respect to the date of the bonus payments in December 2005.  However, as the Company has updated the Summary Compensation Table for the year ended December 31, 2008, the information from the table beyond the three year period ended December 31, 2008 has been deleted.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

Compensation Analysis and Discussion, page 80

39.
Please substantially expand your Compensation Discussion and Analysis to comply with Regulation S-K Item 402(b).  Before addressing this comment, please carefully review the October 9, 2007 Staff Observations in the Review of Executive Compensation Disclosure available on our web site at http://222.sec.gov/divisions/corpfin/guidance/execcompdisclosure .htm.  Your expanded disclosure should clarify how you arrived at the particular levels and forms of compensation that you chose to award and why you pay that compensation, giving investors an analysis of the results of your compensation decisions including:

▪	identification of the peer group companies and surveys reviewed;

▪	discussion of how that review translated into compensation decisions;

▪	discussion of how you determined the amount of salary increases; and

▪	discussion of how you determined the differing amounts of compensation and rates of increases among the named executives.

Also please relocate your compensation tables so that they follow the Compensation Discussion and Analysis.

In response to your comments, the Company has revised and updated the disclosure at pages 84 - 89 in the section entitled “Executive Compensation-Compensation Discussion and Analysis” with respect to the issues raised in the comment regarding executive compensation.

Tax and Accounting Treatment, page 82

40.	We note that you cite tax code provisions without explanation. Please review your disclosure so that it is useful to investors who may not be experts in tax law.

In response to your comments, the Company has revised and updated the disclosure at pages 88 - 89 in the section entitled “Executive Compensation-Compensation Discussion and Analysis-Tax and Accounting Treatment of Compensation” with respect to the relevant Internal Revenue Code Sections 162(m) and 409A.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

Certain Relationships..., page 85

41.
We note your response to prior comment 24; however, it remains unclear whether you provided the disclosure required by Regulation S-K Item 404(b).  Please revise or advise.  We note that your disclosure on page 76 does not address the policies and procedures for all transactions required to be reported under Item 404(a) nor does it address how the policies and procedures are evidenced or the standards to be applied to the policies and procedures.

In response to your comments, the Company has revised and updated the disclosure at page 81 in the section entitled “Independent Directors; Review, Approval or Ratification of Transactions with Related Persons” and at pages 92 - 93 in the section entitled “Certain Relationships and Related Transactions- General.”

42.	We note your response to prior comment 28. Please review this section to clearly address each of the disclosure requirements of Regulation S-K Item 404(c)

In response to your comments, the Company has revised and updated the disclosure at pages 94 - 96 in the sections entitled “Transactions with Nanominerals Corp. and Affiliates-General; and, Acquisition of Interest of Joint Venture in Clarkdale Slag Project.”

Transactions with Certain Former Members of Management, page 85

43.	If the “facts available” mentioned in the second paragraph are the failure to make a demand for payment since 2002 mentioned in your response to comment 26, please say so clearly.

In response to your comments, the Company has revised and updated the disclosure at page 93 in the section entitled “Transactions with Certain Former Members of Management” regarding the recording of the payables.

Transactions with Searchlight Claim Owners, page 85

44.	Please disclose when Mr. Matheson was a member of your board and when he served as an executive officer. Include which executive office he held.

In response to your comments, the Company has revised and updated the disclosure at page 94 in the section entitled “Transactions with Searchlight Claim Owners and Affiliates of K. Ian Matheson” with respect to the positions and dates held by Mr. Matheson with the Company as a director and executive officer.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

45.
Please clarify what you mean in the first paragraph by “a business opportunity.”  Does this refer to the Searchlight claims?  In this regard, we note from page 47 and exhibit 10.3 that Mr. Matheson appears to have had an arrangement with the claim owners before you acquired the options.  Is this the “business opportunity” to which you refer?  Please fully disclose the Mr. Matheson’s involvement in the transactions.

In response to your comments, the Company has revised and updated the disclosure at page 93 in the section entitled “Transactions with Searchlight Claim Owners and Affiliates of K. Ian Matheson” with respect to the prior business opportunity which Mr. Matheson had with the Searchlight Claim owners before the Company entered into the option agreements with the Searchlight Claim owners.

46.
In the second paragraph, you refer to the “balance” of shares, but you have not yet introduced the principal on which this balance was owed.  Also, if the decision to exercise the option to acquire the title to the claims occurred while you were controlled by a party affiliated with the claims, please make the related party nature of the acquisition clear.

In response to your comments, the Company has revised and updated the disclosure at page 94 in the section entitled “Transactions with Searchlight Claim Owners and Affiliates of K. Ian Matheson” with respect to a clarification of the final issuance of the 1,400,000 shares out of the total 5,600,000 shares.

Transactions with Nanominerals Corp. and Affiliates, page 85

47.	We reissue prior comment 33 which sought disclosure in this section of the reasons for each of the amendments to your related-party agreements, such as the amendment represented by exhibit 10.19.

In response to your comments, the Company has revised and updated the disclosure at page 95 in the section entitled “Transactions with Nanominerals Corp. and Affiliates” to clarify the purpose of each of the amendments to Assignment Agreement with Nanominerals Corp.

48.	With a view toward disclosure, please tell us the approximate percentage of Nanominerals’ revenue and profit that is represented by transactions with you during each of the last three years.

We have advised Dr. Charles Ager, who controls the day to day operations of Nanominerals, of your comment and we are advised that Nanominerals will not provide the requested information based on privacy concerns.  Although Carl Ager and Ian McNeil, who are officers and directors of the Company, have a stock ownership in Nanominerals, they do not have any participation in the day to day operations of Nanominerals, including the decisions with respect to the preparation of financial information regarding Nanominerals.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

49.
We note your response to prior comment 32.  However, because you disclose that Nanominerals has no employees, it remains unclear who performs each of the services you describe in this section.  If these are services provided by Dr. Ager, please say so directly.

In response to your comments, the Company has revised and updated the disclosure at pages 96 - 98 in the section entitled “Transactions with Nanominerals Corp. and Affiliates” to clarify the relationship of Dr. Ager with Nanominerals Corp. and the services that he performs for the Company on behalf of Nanominerals.

50.	Clarify how the amount that you are willing to pay Nanominerals for its services is determined. Have you agreed to a cost plus a certain percentage formula? Do you pay an hourly rate?

In response to your comments, the Company has revised and updated the disclosure at pages 97 - 98 in the section entitled “Transactions with Nanominerals Corp. and Affiliates” to clarify the basis for the determination of the compensation arrangement relating to the consulting agreement between Nanominerals Corp. and the Company.

51.
With a view toward disclosure, please expand your response to prior comment 35 to tell us why you do not know whether you need to use the technology.  Also tell us when you began the process of making this determination and the hurdles remaining until you conclude the process.

In response to your comments, the Company has revised and updated the disclosure at page 96 in the section entitled “Transactions with Nanominerals Corp. and Affiliates” with respect to the Company’s need to license the technology as a result of the expiration of the patent.

52.	Please reconcile your disclosure regarding the transactions during the nine months ended September 30, 2008 with the information on page F-76.

In response to your comments, the Company has revised and updated the disclosure at page 98 to reconcile the relevant transactions in the registration statement and the financial statements.

Transactions with Verde River, page 88

53.
Please clarify how the payments disclosed in the table reflect the obligations you describe in this section.  For example, it is unclear why you are imputing interest and paying more than your $30,000 obligation.

In response to your comments, the Company has revised and updated the disclosure at page 99 in the section entitled “Transactions with Verde River Iron Company and Harry B. Crockett” to reflect that the applicable principal amount and the corresponding imputed interest and each form a portion of the total $30,000 monthly payment.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

Security Ownership, page 90

54.
Your response to prior comment 39 appears to indicate that you based your beneficial ownership disclosure on the amount of Nanominerals’ equity owned by your affiliates.  However, the disclosure in your table must reflect beneficial ownership of your securities as determined in accordance with Rule 13d-3.  It remains unclear how Messrs. Ager and McNeil do not at least share the voting or investment power with regard to the shares held by Nanominerals; if they do have such power, all of your shares held in the name of Nanominerals also must be reflected in these affiliates’ beneficial ownership and in the beneficial ownership of your directors and executive officers as a group.

In response to your comments, the Company has revised and updated the disclosure at page 100 in the section entitled “Security Ownership Of Certain Beneficial Owners and Management” to clarify the beneficial ownership of the Company’s securities by Carl Ager and Ian McNeil (and the directors and executive officers as a group), as determined in accordance with Rule 13d-3, as set forth in the table and the related footnotes for them.

55.
We note your disclosure on page 1 that Mr. Matheson’s affiliates are “among [y]our stockholders.”  If the holdings of those affiliates are included in your disclosure regarding the number of shares beneficially owned by Mr. Matheson, please review your disclosure to make this clear.  If the holdings of the affiliates are not included in the disclosure regarding the number of shares beneficially owned by Mr. Matheson, please provide us your analysis supporting your conclusion that the holdings can be so omitted.

In response to your comments, the Company has revised and updated the disclosure at page 101 in the section entitled “Security Ownership Of Certain Beneficial Owners and Management” to clarify the beneficial ownership of the Company’s securities by Mr. Matheson and his affiliates.

Description of Securities, page 92

56.	Please expand your response to prior comment 40 to tell us how each of the proposals in your pending proxy statement has been described in this prospectus.

In response to your comments, the Company has revised and updated the disclosure at page 87 in the section entitled “Compensation Discussion and Analysis-Equity-Based Incentive Compensation,” page 91 in the section entitled “Compensation Discussion and Analysis-Director Compensation,” pages 91 - 92 in the section entitled “Executive Compensation-Limitation of Liability of Directors,” and page 102 in the section entitled “Description of our Securities-Preferred Stock.”

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

Changes, page 95

57.	We reissue prior comment 43 because the exhibit you cite refers to a Form 8-K, not the disclosure in this registration statement.

In response to your comments, the Company has filed a new Exhibit 16.1 relating to the change of accountants in 2007, which references the disclosure in the registration statement.

Financial Statements, page F-1

General

58.	Please update the financial statements, as necessary, as required by Rule 3-12 of Regulation S-X.

In response to your comments, the Company has updated the financial statements in accordance with Rule 3-12 of Regulation S-X, and will not request acceleration of effectiveness, at least until an amendment to the Registration Statement is filed with year end 2008 audited financial statements.

59.
We note in your response to prior comments 45 and 79 in our letter dated August 15, 2008 that you intend to amend your Form 10-KSB and file restated financial statements for the relevant periods when all comments have been satisfied.  Please note that all relevant 1934 Act reports must be amended before you seek acceleration of the effective date of your registration statement.

In response to your comments, the Company will not request acceleration of effectiveness, at least until all relevant 1934 Act reports have been amended.

Report of Independent Registered Public Accounting Firm, page F-3.

60.	Please file a Report of Independent Registered Public Accounting Firm that includes a signature and date in accordance with Rule 2-02(a) of Regulation S-X.

In response to your comments, the Company has filed the Report of Independent Registered Public Accounting Firm that includes a signature and date in accordance with Rule 2-02(a) of Regulation S-X.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

Note 3, Merger with Transylvania International, Inc., page F-20

61.
We note your response to prior comment 61 in our letter dated August 15, 2008.  Please revise to disclose the significant estimates and assumptions used in determining the fair value of the remaining mineral assets, including your sensitivity analysis for the range for gold extraction.

The Company restates its response to Comment 61 in the staff’s letter, dated August 15, 2008.  In further support of the Company’s position and as discussed with Ms. Dicker of the staff, the Company believes that, as set forth in the prior response, “Since the Company did not acquire a “business” under EITF 98-03, the Company believes such a determination under SFAS 141 is neither appropriate nor required.”

In furtherance of the Company’s position, please note that the Company is in the “exploration state.”

As set forth in Industry Guides promulgated by the Commission, Guide 7 provides in pertinent part, at Guide (a) (4)(i) -“Exploration State – includes all issuers engaged in the search for mineral deposits (reserves) which are not in either the development or production stage.”

This clearly defines the Company’s status.

Further, as pertains to Mining Operation Disclosure, as discussed in the same Industry Guide, related to “other significant properties owned or operated, or presently intended to be owned or operated, by the registrant,” Instructions to paragraph (b)(5) provide, as follows:

(3)  Estimates other than proved (measured) or probable (indicated) reserves, and any estimated values of such reserves shall not be disclosed unless such information is required to be disclosed by foreign or state law; provided, however, that where such estimates previously have been provided to a person (or any of its affiliates) that is offering to acquire, merge, or consolidate with, the registrant or otherwise to acquire the registrant’s securities, such estimates may be included.

Probable Reserves are defined in (a)(3) of the Industry Guide, as follows:

(3)  Probable (Indicated) Reserves.  Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

The Company does not have mineral assets that meet the definition of “probable.”

The material reflecting the sensitivity range for the gold extraction has been derived from internal analyses and has not yet been independently verified for extraction results.  Indication of contained material requires additional work to determine extractable material.  The extraction percentage will be further developed as the Company continues to internally test the extraction methodologies.  The recently constructed demonstration module is designed to test the extraction methodologies.

Therefore, the Company takes the position that public disclosure of such analyses is inappropriate, as it may provide potentially misleading information to investors.

Note 16. Restatement of Prior Financial Statements, page F-43

62.
We note your response to prior comments 67 and 69 in our letter dated August 15, 2008.  However, there do not appear to have been any changes to the disclosures in Note 1 or 16.  Please revise or advise.

In response to your comments, the Company has revised Note 16 to the financial statements accordingly.

Transylvania International, Inc. Financial Statements as of and For the Years Ended December 31, 2006 and 2005, page F-78

63.
Please tell us why you continue to include the audited financial statements of Transylvania International, Inc. in your Form S-1 considering your response to prior comment 58 in our letter dated August 15, 2008 in which you state that the company did not acquire a “business” under the guidance of EITF 98-03.

In response to your comments, the Company has removed the audited financial statements of Transylvania International, Inc. from the Registration Statement.

Recent Sales of Unregistered Securities, page II-3

64.	Please reconcile the information in this section with page F-67.

In response to your comments, the Company has revised and updated the disclosure at pages II-3 - 7 to reconcile the relevant transactions in the registration statement and the financial statements.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

Undertakings, page II-9

65.	Please provide the undertakings required by Regulation S-K Item 512(a)(5)(ii).

In response to your comments, the Company has provided the undertakings required by Regulation S-K Item 512(a)(5)(ii) at page II-11 - 12.

Exhibits

66.	Please tell us why exhibit 23.5 does not address Arrakis’ analysis of the Clarkdale project that you mention on page 57.

In response to your comments, the Company has filed a revised and updated consent from Arrakis which references the Clarkdale Slag Project.

67.
We note the apparently deleted parcel number in exhibit 10.32.  Please provide us a copy of the original document and, given the absence of a confidential treatment application, confirm that no information has been omitted from any of your filed exhibits when compared to the original documents.

In response to your comments, the Company has filed a new, original version of Exhibit 10.32 which includes the parcel number of the relevant property.

Exchange Act Reports

68.
We note that your responses to prior comments, such as prior comment 45, you mention your intent to amend periodic reports after completion of the comment process.  If you have determined that your periodic reports contain material errors or omissions, you should file corrective amendments to those reports regardless of the status of the comment process.

In response to your comments, the Company intends to amend its periodic reports shortly following the filing of its 2008 Form 10-K.

Form 8-K Amendment September 29, 2008

69.	With a view toward clarified disclosure, please tell us:

▪	how the previous provisions in your bylaws regarding the indemnification of the your officers, directors, employees and agents did not conform with the applicable provisions of Nevada law; and

▪	with regard to the paragraph numbered 5, how your previous bylaws were permitted to be amended and how your amendments were consistent with those previous provisions.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

In response to your comments, the Company intends to amend the Form 8-K to address your comments.

70.	Please tell us how the last sentence of your disclosure in section 5.03 is consistent with Item 5.03(a)(s) of Form 8-K.

In response to your comments, the Company intends to amend the Form 8-K to address your comments.

Form I0-KSB for the Fiscal Year Ended December 31, 2007

Item 7. Financial Statements, page 50

Report Of Independent Registered Public Accounting Firm, page F-1

71.
We note your response to prior comment 80 in our letter dated August 15, 2008 and that you revised the audit opinions in Amendment No. 5 to Form S-1/A.  Please confirm to us that you will revise the audit opinions in the December 31, 2007 Form 10-KSB to conform to the presentation in Amendment No. 5 to Form S-1/A.

In response to your comments, the Company will obtain revised audit opinions from its independent auditors for inclusion in the December 31, 2007 Form 10-KSB to conform to the presentation in Amendment No. 5 to Form S-1/A.

Item 8A(T). Controls and Procedures, page 51

72.
We note your response to prior comment 81 in our letter dated August 15, 2008 and that you intend to amend the Form 10-KSB for the year ended December 31, 2007 and the quarterly periods ended March 31, June 30, and September 30, 2008 to report management’s assessment of internal control controls to be ineffective and to report on the status of the material weaknesses.  Please tell us what impact the restatements and management’s revised assessment of internal controls over financial reporting had on the company’s assessment of disclosure controls and procedures as defined in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  Please revise your December 31, 2007 Form 10-KSB and March 31, June 30, and September 30, 2008 Forms 10-Q as necessary.

In the course of the Company's revised assessment of internal controls over financial reporting, the Company also re-assessed its disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act. The Company has determined that although there was a material weakness in its internal controls over financial reporting, such material weakness was isolated and limited to accounting for complex transactions. Thus, the restatements and management’s revised assessment of internal controls over financial reporting had no impact on the Company's assessment of disclosure controls and procedures, as defined in Rule 13a-15(e). The Company believes that its disclosure controls and procedures, as defined in Rule 13a-15(e), were effective at the time of the restatements, and are still effective.

In response to your comments, the Company intends to amend the relevant reports to respond to your comments.  The Company also intends to file an amendment to the current Report on Form 8-K, as filed with the Commission on December 23, 2008.  The Company has revised the relevant disclosure regarding this comment in the Registration Statement at pages 36 - 38 in the section entitled “Weaknesses in Internal Control over Financial Reporting.”

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

Form 8-K Filed January 5, 2009

73.
Please tell us and disclose in your next amendment to Form S-1 how you are accounting for the modification on December 29, 2008 of the terms of the warrants issued pursuant to certain private placements.

The warrants were originally issued in connection with restricted stock and were treated as an equity instrument under Statement of Financial Accounting Standards No. 133 (As Amended) “SFAS 133” and  Emerging Issues Task Force Issue No. 00-19 “EITF 00-19.”  The warrants do not provide for a cashless or net share settlement and are not associated with any debt instrument.

Modification to the warrants was a company decision based on preserving the potential capital raising features of the warrant, including the call feature.

The Company plans to account for the warrant modification as Equity instruments – permanent equity in accordance with Emerging Issues Task Force Issue No. 00-19 “EITF 00-19” with appropriate disclosures.

The Company notes Statement of Financial Accounting Standards No. 161 “SFAS 161,” Disclosures about Derivative Instruments and Hedging Activities (an amendment to SFAS 133), and Emerging Issues Tax Force Issue No. 07-5 “EITF 07-5,” Determining Whether and Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, will be effective for the Company in 2009 and will give due consideration to early adoption based on the cost/benefits and potential benefit to its financial statement users.

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement;

2.           The staff’s comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.           The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
February 12, 2009

We hope that our responses fully address your inquiries.  Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours, /s/ Jeffrey P. Berg Jeffrey P. Berg of BAKER & HOSTETLER LLP

CC:	CARL S. AGER
KRISTIN LOCHHEAD
ALAN MORRIS
IAN R. MCNEIL
MELVIN L. WILLIAMS

FINRA BrokerCheck Firm Summary Page 1 of 1

FINRA

S&P INVESTORS, INC.

CRD# 18421
SEC# 8-36653

Main Office Location
12720 HILLCREST RD.
SUITE 108
DALLAS, TX 75230
Regulated by FINRA
Dallas Office

Mailing Address
12720 HILLCREST RD.
SUITE 108
DALLAS, TX 75230

Business Telephone Number
972-385-9471

This firm is a brokerage firm and an investment adviser firm. For more information about investment adviser firms, visit the SEC's Investment Adviser Public Disclosure website at: http://www.adviserinfo.sec.gov

Report Summary for this Firm

The report summary provides an overview of the firm's background. The firm and a securities regulator(s) have provided the information contained in this report as part of the securities industry registration and licensing process. More detailed information for this firm can be found in the firm's PDF report. Select "View Full PDF Report" to view the detailed information about this firm. The information contained in this report was last updated by the firm via Uniform Application for Broker-Dealer Registration (Form BD), the Uniform Request for Broker-Dealer Withdrawal (Form BDW), or a securities regulator via a Uniform Disciplinary Action Reporting Form (Form U6) on 05/02/2008.

Firm Profile

This firm is classified as a corporation.
This firm was formed in Texas on 08/20/1986.
Its fiscal year ends in December.

Firm History

Information relating to the firm's history such as Other Business Names, Other Business, and Successions (e.g., mergers or acquisitions) can be found in the firm's full PDF report.

Firm Operations

This firm is registered with:

- the SEC
- 1 Self-Regulatory Organization
- 11 U.S. states and territories

Is this brokerage firm currently suspended with any regulator? **No**

This firm conducts 9 types of businesses.

This firm is not affiliated with any financial or investment institutions.

This firm has referral or financial arrangements with other brokers or dealers.

Disclosure of Arbitration Awards, Disciplinary, Financial, and Regulatory Events

This section includes details regarding disclosure events reported by or about this firm to CRD as part of the securities industry registration and licensing process. Examples of such disclosure events range from disciplinary actions initiated by regulators to certain criminal charges and/or convictions, to financial disclosures such as bankruptcies, and summary information regarding arbitration awards involving securities and commodities disputes between public customers and FINRA-registered firms.

Are there events disclosed about this firm? **Yes**

The following types of disclosures were reported:
Regulatory Event

http://brokercheck.finra.org/Firm/FirmSummary.aspx?SearchGroup=Firm&FirmKey=184... 1/28/2009

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```
-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
 MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
 TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
 VGGlXbhRvKBz7H6sBcYOnvXg7qo+oZ2rnRKPTCUlKC7arE3MxdPbn/Atbix0eJC6
 iI0R3N5Uzj3C8cvZm7NMyw==

<SEC-DOCUMENT>9999999997-08-010806.txt : 20080313
<SEC-HEADER>9999999997-08-010806.hdr.sgml : 20080313
<ACCEPTANCE-DATETIME>20080313174317
<PAPER>
ACCESSION NUMBER:               9999999997-08-010806
CONFORMED SUBMISSION TYPE:      X-17A-5
PUBLIC DOCUMENT COUNT:          1
CONFORMED PERIOD OF REPORT:     20071231
FILED AS OF DATE:               20080227
DATE AS OF CHANGE:              20080313
EFFECTIVENESS DATE:             20080227

FILER:

        COMPANY DATA:
                COMPANY CONFORMED NAME:                 S&P INVESTORS, INC.
                CENTRAL INDEX KEY:                      0000800515
                IRS NUMBER:                             756346525
                STATE OF INCORPORATION:                 TX
                FISCAL YEAR END:                        1200

        FILING VALUES:
                FORM TYPE:              X-17A-5
                SEC ACT:                1934 Act
                SEC FILE NUMBER:        008-36653
                FILM NUMBER:            08025513

        BUSINESS ADDRESS:
                STREET 1:               12720 HILLCREST RD. SUITE 108
                CITY:                   DALLAS
                STATE:                  TX
                ZIP:                    75230
                BUSINESS PHONE:         972-385-9471

        MAIL ADDRESS:
                STREET 1:               12720 HILLCREST RD. SUITE 108
                CITY:                   DALLAS
                STATE:                  TX
                ZIP:                    75230

        FORMER COMPANY:
                FORMER CONFORMED NAME:  MCGARRAHAN HEPWORTH INC                         /BD
                DATE OF NAME CHANGE:    19910129

        FORMER COMPANY:
                FORMER CONFORMED NAME:  S&P INVESTORS INC                               /BD
                DATE OF NAME CHANGE:    19910129
</SEC-HEADER>
<DOCUMENT>
<TYPE>X-17A-5
<SEQUENCE>1
<FILENAME>9999999997-08-010806.paper
<DESCRIPTION>AUTO-GENERATED PAPER DOCUMENT
<TEXT>
This document was generated as part of a paper submission.
Please reference the Document Control Number 08025513 for access to the original document.
</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
-----END PRIVACY-ENHANCED MESSAGE-----
```

http://www.sec.gov/Archives/edgar/data/800515/999999999708010806/9999999997-08-0... 1/28/2009